UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

SPINDLETOP OIL & GAS CO.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
848550208
(CUSIP Number)
January 19, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	848550208

1	NAMES OF REPORTING PERSONS NADEL AND GUSSMAN ENERGY, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Oklahoma

	5	SOLE VOTING POWER

NUMBER OF		700,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		700,000

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	700,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	848550208

1	NAMES OF REPORTING PERSONS STEPHEN J. HEYMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		700,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

700,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

700,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	848550208

1	NAMES OF REPORTING PERSONS JAMES F. ADELSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		700,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

700,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

700,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	848550208
SCHEDULE 13G

Item 1(a)	Name of Issuer.

Spindletop Oil & Gas Co. (“Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

12850 Spurling Rd., Suite 200, Dallas, Texas 75230

Item 2(a)	Name of Person Filing.

This joint statement on Schedule 13G is being filed by Nadel and Gussman Energy, LLC, Stephen J. Heyman and James F. Adelson (the “Reporting Persons”). Messrs. Heyman and Adelson are the managers of Nadel and Gussman Energy, LLC. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

The principal business address of each of the Reporting Persons is 15 East 5th Street, Suite 3200, Tulsa, Oklahoma 74103.

Item 2(c)	Citizenship or Place of Organization.

Nadel and Gussman Energy, LLC, is an Oklahoma limited liability company. Messrs. Heyman and Adelson are U.S. citizens.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.01 per share (“Common Stock”)

Item 2(e)	CUSIP Number.

848550208

Item 3	Reporting Person.

Not applicable; the Reporting Persons are filing pursuant to Rule 13d-1(c).

Item 4	Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2.
(a)	The Reporting Persons beneficially own 700,000 shares of Common Stock of the Issuer.

(b)	The Reporting Persons beneficially own 9.2% of the total number of shares of Common Stock outstanding, based upon an aggregate of 7,630,803 shares of Common Stock outstanding as of November 15, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010.

CUSIP No.	848550208

(c)	See Items 5 -8 on the cover page for each Reporting Person

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.
By signing below the undersigned certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	848550208
SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: January 31, 2011.

Nadel and Gussman Energy, LLC
By:	/s/ James F. Adelson
James F. Adelson, Manager

/s/ James F. Adelson
James F. Adelson

/s/ Stephen J. Heyman
Stephen J. Heyman